EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TriQuint Semiconductor, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of our report dated February 4, 2004 relating to the consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows and the related financial statement schedule for each of the years in the three-year period ended December 31, 2003, which reports appear in the annual report on Form 10-K of TriQuint Semiconductor, Inc. for the year ended December 31, 2003.

/s/ KPMG LLP
Portland, Oregon
November 11, 2004